Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated March 19, 2008, except for notes 20 and 21, as to which the date is October 16, 2008, relating to the consolidated financial statements of The ServiceMaster Company, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the merger of the Company with CDRSVM Acquisition Co., Inc., appearing in the Prospectus, which is part of this Registration Statement, and of our report dated March 19, 2008, relating to the consolidated financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Chicago, Illinois

October 16, 2008